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MAR 3 1 2008

Washington, DC
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SECURITII 08031246 N

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SEC FILE NUMBER
8- 44706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Utendahl Capital Partners, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 21st Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTINDETTE J. WITRICK 212-612-9192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

575 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832 1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Utendahl Capital Partners, L.P.

We have audited the accompanying statement of financial condition of Utendahl Capital Partners, L.P. as of December 31, 2007. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Partners, L.P. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
March 28, 2008

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	2,256,388
Underwriting and other fees receivable		2,234,536
Due from clearing brokers		544,070
Due from affiliates		1,846,569
Furniture, equipment, and leasehold improvments, at cost, net of accumulated depreciation and amortization of $775,014		1,174,361
Other assets		632,166
TOTAL ASSETS	$	8,688,090

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	1,623,138
COMMITMENTS AND CONTINGENCIES		
Subordinated borrowings and accrued interest		555,500
PARTNERS' CAPITAL		6,509,452
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	8,688,090

See accompanying notes to financial statements.

UTENDAHL CAPITAL PARTNERS, L.P.
(A LIMITED PARTNERSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 – Organization and Business:

Utendahl Capital Partners, L.P. ("UCPLP" or the "Partnership"), a limited partnership organized in 1992, is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities dealers, Inc. (the "NASD").

UCPLP generates its revenue principally by providing securities trading and brokerage services to institutional investors. It maintains one office in New York City.

The General Partner of UCPLP is Utendahl Partners, LP ("UP")

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Partnership keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Principal transactions, including commission and related expenses, are recorded on a trade-date basis. Underwriting and related fees are recorded at the time the underwriting is completed.

Depreciation and Amortization:

Furniture and Equipment is depreciated on a straight-line basis based on estimated lives ranging from three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 2 – Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision for federal and state income taxes has been made since the Partnership is not subject to them. The Partnership's income or loss is reportable by its Partners on their individual tax returns.

Note 3 – Due from Clearing Broker:

The clearing broker and depository operations for the Partnership's securities transactions are provided by several brokers, all of which are members of major securities exchanges. At December 31, 2007, the receivable from clearing broker represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its clients.

The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2007, there were no significant unsecured amounts owned to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 4 – Related Party Transactions:

The Partnership subleases a portion of its office space to affiliates on a month-to-month basis. Additionally, the Partnership has entered into shared services agreements with certain affiliates.

Underwriting and other fees receivable include amounts due from entities one of whose general partners is the general partner of UP as follows:

Praesidian Capital Management, L.L.C.	$ 71,240
Urban America, LLC	1,097,460
	$1,168,700

Included in other assets is a loan for $200,000 due from an officer of the Partnership. The loan is due on demand including interest at 3.18%.

Note 5 – Commitments and Contingencies:

The Partnership occupies office space and other facilities under operating leases expiring through July 2010. Future minimum annual payments are as follows:

Year ended December 31, 2008	$ 508,725
Year ended December 31, 2009	508,725
Thereafter	42,394
	$1,059,844

Included in other assets at December 31, 2007 are certificates of deposit of $95,934 which the Partnership maintains as collateral for a stand-by letter of credit opened under terms of the lease for office space.

Note 6 – Concentrations:

The Partnership maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7 – Net Capital Requirements:

The Partnership is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2007, the Partnership had a net capital of $1,291,424 which exceeded its requirement by $1,191,424.

The Partnership is exempt from the SEC Rule 15c3-3 under sub-paragraph (k)(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

END